Exhibit 2.1

EXECUTION VERSION

AIRCRAFT SALE AGREEMENT
Dated as of April 13, 2010
BETWEEN
MACQUARIE AEROSPACE LIMITED
as BUYER
and
INTERNATIONAL LEASE FINANCE CORPORATION
as SELLER

with respect to the 53 aircraft described herein

TABLE OF CONTENTS

ARTICLE 1	SUMMARY OF TRANSACTION	2

1.1	Description of Aircraft	2
1.2	Scheduled Sale Date of each Aircraft	2
1.3	Sale Price	2
1.4	Deposit	2
1.5	Country of Aircraft Registration	2
1.6	SELLER’s Bank Account	2

ARTICLE 2	DEFINITIONS	3

2.1	General Definitions	3
2.2	Specific Definitions	8

ARTICLE 3	PLACE AND DATE OF SALE	9

3.1	Place of Sale	9
3.2	Scheduled Sale Date	9
3.3	Total Loss prior to Sale	9
3.4	Cancellation for Delay	10
3.5	Material Damage to Aircraft	10
3.6	Result of Termination	10

ARTICLE 4	SALE PRICE, DEPOSIT AND OTHER PAYMENTS	11

4.1	Sale Price	11
4.2	Deposit	11
4.3	Payment of Balance	12
4.4	SELLER’s and BUYER’s Bank Account	12

ARTICLE 5	CONDITION OF AIRCRAFT AT SALE	14

5.1	Condition at Sale	14
5.2	BUYER Inspection of Aircraft at Sale	14
5.3	Disclaimer	14
5.4	Deficiencies and Delays	15

ARTICLE 6	BILL OF SALE AND OTHER DOCUMENTARY REQUIREMENTS	16

6.1	Conditions to BUYER’s Obligations	16
6.2	Conditions to SELLER’s Obligations	19
6.3	At Closing	20

6.4	After Closing	21
6.5	Agreement to Complete the Sales Promptly	21

ARTICLE 7	SELLER ASSIGNMENT OF RIGHTS AND WARRANTIES	22

7.1	Assignable Warranties	22
7.2	Non-Assignable Warranties	22
7.3	Aircraft Documentation	22

ARTICLE 8	EXPENSES AND TAXES	23

8.1	Costs and Expenses of Sale	23
8.2	Taxes.	23
8.3	Timing of Payment	24
8.4	Contests	24
8.5	Refunds	25

ARTICLE 9	INDEMNITIES	26

9.1	BUYER’s General Indemnity	26
9.2	SELLER’s General Indemnity	26
9.3	After-Tax Basis	26
9.4	Timing of Payment	26
9.5	Subrogation	26
9.6	Notice	27
9.7	Refunds	27
9.8	Defense of Claims	27
9.9	Other Indemnification	27
9.10	Exclusion of Taxes	28

ARTICLE 10	INSURANCE	29

10.1	Insurance	29

ARTICLE 11	REPRESENTATIONS, WARRANTIES AND COVENANTS OF BUYER	31

11.1	Representations and Warranties	31
11.2	Covenants	32

ARTICLE 12	REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER	33

12.1	Representations and Warranties	33
12.2	Covenants	34

ARTICLE 13	ASSIGNMENT	37

13.1	Sale or Assignment by BUYER	37
13.2	SELLER Cooperation	37
13.3	Protections	37

ARTICLE 14	NOTICES	38

14.1	Manner of Sending Notices	38
14.2	Notice Information	38

ARTICLE 15	GOVERNING LAW AND JURISDICTION	40

15.1	Governing Law and Jurisdiction	40
15.2	Prevailing Party in Dispute	40
15.3	Waiver	40

ARTICLE 16	MISCELLANEOUS	41

16.1	No Brokers	41
16.2	Non-Solicitation	41
16.3	Confidentiality	42
16.4	Public Announcements	43
16.5	Rights of Parties	43
16.6	Further Assurances	44
16.7	Use of Word “including”	44
16.8	Headings	44
16.9	Invalidity of any Provision	44
16.10	Negotiation	44
16.11	Time is of the Essence	44
16.12	Amendments in Writing	44
16.13	Counterparts	44
16.14	Delivery of Documents by Fax or Email	44
16.15	Entire Agreement	44

EXHIBIT A	AIRCRAFT DESCRIPTION

EXHIBIT B	TRANSACTION DOCUMENTS

EXHIBIT C	FORM OF ACCEPTANCE CERTIFICATE

EXHIBIT D	FORM OF WARRANTY BILL OF SALE

EXHIBIT E	FORM OF LEASE ASSIGNMENT

EXHIBIT F	SELLER REPRESENTATIONS AND WARRANTIES WITH RESPECT TO AIRCRAFT

EXHIBIT G	FORMS OF ASSIGNMENTS OF WARRANTIES

EXHIBIT H	FORMS OF LEGAL OPINIONS

EXHIBIT I	CERTAIN AIRCRAFT

EXHIBIT J	FORM OF LETTER OF CREDIT

EXHIBIT K	TRANSACTION DOCUMENT PROVISIONS AND REQUIRED AMENDMENTS

AIRCRAFT SALE AGREEMENT
          THIS AIRCRAFT SALE AGREEMENT is made and entered into as of April 13, 2010.
          BETWEEN:
          MACQUARIE AEROSPACE LIMITED, a company whose registered office is at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda (“BUYER”) and
          INTERNATIONAL LEASE FINANCE CORPORATION, a California corporation whose address and principal place of business is at 10250 Constellation Boulevard, 34th Floor, Los Angeles, California 90067, United States of America (“SELLER”).
          In consideration of and subject to the mutual covenants, terms and conditions contained in this Sale Agreement, SELLER hereby agrees to sell to BUYER and BUYER hereby agrees to purchase from SELLER the Aircraft and the parties further agree as follows:

          ARTICLE 1 SUMMARY OF TRANSACTION
          The following is a summary of the sale transaction between BUYER and SELLER. It is set forth for the convenience of the parties only and will not be deemed in any way to amend, detract from or simplify the other provisions of this Sale Agreement.
     1.1 Description of Aircraft
The 53 Aircraft described on Exhibit A.
     1.2 Scheduled Sale Date of each Aircraft
During the period from the date of this Sale Agreement through the seven-month anniversary of such date or, if 80% of the Aircraft by number of Aircraft have been sold to BUYER hereunder as of such seven-month anniversary, during the period from the date of this Sale Agreement through the nine-month anniversary of the date of this Sale Agreement, as otherwise described in, and as may be extended for any particular Aircraft pursuant to, Article 3.2.
     1.3 Sale Price
An aggregate amount of US$1,987,031,622, allocated to each Aircraft as described on Exhibit A, and subject to adjustment as provided in this Sale Agreement.
     1.4 Deposit
US$53,000,000, allocated to each Aircraft as described on Exhibit A. At BUYER’s option, the Deposit shall either be provided as cash or in the form of a letter of credit in a form and issued by a bank reasonably acceptable to SELLER.
     1.5 Country of Aircraft Registration
For each Aircraft, as of the date hereof, as described on Exhibit A.
     1.6 SELLER’s Bank Account
International Lease Finance Corporation
Account No. 910-274-9067
JPMorgan Chase Bank
270 Park Avenue
New York, New York 10017
ABA# 021000021

          ARTICLE 2 DEFINITIONS
          Except where the context otherwise requires, the following words have the following meanings for all purposes of this Sale Agreement. The definitions are equally applicable to the singular and plural forms of the words. Any agreement defined below includes each amendment, modification, supplement and waiver thereto in effect from time to time.
     2.1 General Definitions.
               “Acceptance Certificate” means, with respect to an Aircraft, the Acceptance Certificate relating thereto substantially in the form set forth in Exhibit C.
               “Adjusted Allocated Sale Price” means, with respect to an Aircraft, the amount which is A, where:
               A = B + C - D;
               B = the Allocated Sale Price of such Aircraft;
               C = the Interest Amount with respect to such Aircraft; and
               D = the Rental Amount with respect to such Aircraft.
               “Adjustment Period” means, with respect to an Aircraft, the period beginning on (and including) January 1, 2010 and ending on (and including) the Sale Date for such Aircraft.
               “Aircraft” means, as the context requires, (a) individually each Airframe and its associated Engines (as identified on Exhibit A or otherwise identified as described in the definition of Engines) and all Parts and Aircraft Documentation related thereto or (b) collectively, all of the Airframes and Engines, and all Parts and Aircraft Documentation related thereto.
               “Aircraft Documentation” means, with respect to an Aircraft, all logs, books, records, operational and maintenance manuals, technical data, aircraft delivery documents, customized specifications, interior material specification, material certifications, operator non-incident statements and other materials and other documents relating to such Aircraft (including those kept in compliance with the regulations of the Aviation Authority relating to such Aircraft), in each case that the applicable Lessee maintains or otherwise has in its possession.
               “Airframe” means (a) each airframe described in Exhibit A and (b) all Parts relating thereto (except Engines relating to such Airframe).
               “Allocated Sale Price” means, with respect to an Aircraft and subject to Article 3.5, the amount set forth on Exhibit A with respect to such Aircraft.
               “APU” means, with respect to an Aircraft, the auxiliary power unit relating to such Aircraft, in each case to which SELLER has title as contemplated by the applicable Lease.

               “Aviation Authority” means, with respect to an Aircraft, each Government Entity which under the Laws of the State of Registration of such Aircraft from time to time has control over civil aviation or the registration, airworthiness or operation of such Aircraft.
               “Bankruptcy Code” means the United States Bankruptcy Code, 11 U.S.C. § 101 et seq.
               “Bill of Sale” means, with respect to an Aircraft, a bill of sale substantially in the form set forth in Exhibit D whereunder title to such Aircraft is transferred from SELLER to BUYER.
               “Business Day” means a day other than a Saturday or Sunday on which banks in the Business Day Centers are open for the transaction of business.
               “Business Day Centers” means the city where SELLER’s Bank is located, New York City and each other city specified in the definition of “Business Day” in any financing document entered into by BUYER to fund (in whole or in part) the purchase of the Aircraft.
               “BUYER Conditions Precedent” means, with respect to an Aircraft, all of the conditions precedent to BUYER’s obligation to buy such Aircraft hereunder as set forth in Article 6.1.
               “BUYER Entity” means Macquarie Group Limited, Macquarie AirFinance Ltd., BUYER and each of their respective subsidiaries and affiliates (collectively, “BUYER Entities”).
               “Cape Town Convention” means, together, the Convention on International Interests in Mobile Equipment and the Protocol thereto on matters specific to Aircraft Equipment.
               “Change in Law” means the occurrence, after the date of this Sale Agreement, of any of the following: (a) the introduction, abolition, withdrawal or variation of any Law, regulation, practice or concession or official directive, ruling, request, notice, guideline, statement of policy or practice statement by any Governmental Entity (whether or not having the force of law but in respect of which compliance by Persons in the relevant jurisdiction is generally considered to be mandatory) or (b) any change in any interpretation after the date hereof of any Law by any Governmental Entity.
               “Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other law, including those of the United States, the European Union and each of its member states, that are designed or intended to prohibit, restrict or regulate actions having the effect of monopolization, lessening of competition or restraint of trade or provide for the regulation and/or authorization of acquisitions.
               “Damage Notification Threshold” means, in respect of any damaged Aircraft, the threshold repair cost, in Dollars, over which the relevant Lessee must notify the lessor under the relevant Lease of such damage.

               “Default” means any event which, with the passing of time, the giving of notice or both, would become an Event of Default.
               “Disclosure Letter” means a letter of disclosure from SELLER to BUYER making disclosure regarding specific representations of SELLER, which letter shall have been approved in writing by BUYER prior to issuance of such letter.
               “Dollars” and “$” means the lawful currency of the United States of America.
               “Engine” means, with respect to an Aircraft, (a) each of the engines described on Exhibit A as being referable to such Aircraft or any other engines which SELLER and BUYER agree in writing will be substituted therefor (provided that BUYER shall not unreasonably withhold or delay consent to substitution if substitution by the Lessee is permitted under the applicable Lease, and shall have no right to consent to substitution if the Lessee is not required to obtain consent from the applicable SELLER Entity for such substitution pursuant to the applicable Lease), and (b) all Parts installed in or on any of such engines upon Sale of such Aircraft which have, in each case to which SELLER has title as contemplated by the applicable Lease.
               “Event of Default” means, with respect to an Aircraft, any event described as an “Event of Default” or similar term in the Lease of such Aircraft.
               “Government Entity” means any (a) national, state or local government, (b) board, commission, department, division, instrumentality, court, agency or political subdivision thereof and (c) association, organization or institution of which any of the entities listed in (a) or (b) is a member or to whose jurisdiction any such entity is subject (including, in the case of BUYER, the Australian Prudential Regulation Authority and the Australian Securities and Investments Commission).
               “Interest Amount” means, with respect to an Aircraft, the amount of interest calculated on the Allocated Sale Price of such Aircraft for the Adjustment Period for such Aircraft at a rate of interest equal to 5.5% per annum, such amount of interest to be calculated on the basis of a year of 365 days and the actual number of days elapsed.
               “Law” means any (a) statute, decree, constitution, regulation, order or any directive of any Government Entity, (b) treaty, pact, compact or other agreement to which any Government Entity is a signatory or party and (c) judicial or administrative interpretation or application of any of the foregoing.
               “Lease” means, with respect to an Aircraft, the lease of such Aircraft described on Exhibit B (including all amendments and side letters thereto described on Exhibit B).
               “Lease Assignment” means, with respect to a Lease of an Aircraft, a novation and amendment or assignment, assumption and amendment agreement between BUYER or BUYER’s Assignee, the Lessee of such Aircraft, any applicable guarantor of the applicable Lessee’s obligations and SELLER (or any other lessor under a Lease) novating or assigning to BUYER or BUYER’s Assignee SELLER’s (or such other lessor’s) rights and obligations under such Lease, in each case (a) incorporating the specific amendments, if any, set forth in Exhibit K for such Aircraft and Lease, (b) either (i) in substantially the form of Exhibit E incorporating changes thereto reasonably acceptable to SELLER and BUYER (provided that the undertakings, agreements, representations and acknowledgments of the Lessee of such Aircraft contained in Sections 4 through 14, inclusive, and Annexes 2 and 3 of such form shall be acceptable to BUYER even if they include only those portions thereof in italicized font) or (ii) if either SELLER or BUYER has previously agreed a novation and amendment or assignment, assumption and amendment agreement with a Lessee in a different transaction, any Lease Assignment with such Lessee shall be in the same form as such precedent document (or, if there is more than one precedent with such Lessee, such precedent as SELLER and BUYER agree (acting reasonably)) containing such modifications thereto as SELLER and BUYER agree are necessary (acting reasonably), and (c) including the delivery of a deed of defeasance by a BUYER Entity if (x) necessary to consummate a Sale or (y) if otherwise required by BUYER.
               “Lessee” means, with respect to an Aircraft, the lessee of such Aircraft under a Lease described on Exhibit B.
               “Lessor’s Liens” has, with respect to an Aircraft, the meaning given to the term “Lessor’s Liens” or any similar term in the Lease of such Aircraft.
               “Manufacturer” means The Boeing Company or Airbus SAS, as the case may be.
               “Material Damage” means, in respect of an Aircraft, damage to the applicable Airframe which would reasonably be expected to cost in excess of (a) $750,000 for any narrow-body Aircraft or (b) $1,000,000 for any wide-body Aircraft to repair.
               “Operative Documents” means this Sale Agreement, each of the Lease Assignments and each other document, certificate or agreement entered into or given or to be entered into or given pursuant thereto or in connection therewith.
               “Part” means, with respect to an Aircraft, any part, component, appliance, accessory, instrument, communications equipment, furnishing, module, SELLER-furnished equipment or other item of equipment (other than complete Engines or engines) installed in or attached to such Aircraft to which SELLER has title.
               “Permitted Liens” means, with respect to an Aircraft, (i) the Lease of such Aircraft and the rights of the applicable Lessee thereunder, (ii) “Permitted Liens” or any similar term as defined in the Lease for such Aircraft (but excluding any Lessor’s Lien) and (iii) any Security Interests which the Lessee is required to remove pursuant to the applicable Lease of such Aircraft.
               “Person” means any individual, firm, partnership, joint venture, trust, corporation, Government Entity, committee, department, authority or body, incorporated or unincorporated, whether having distinct legal personality or not.
               “Rental Amount” means, with respect to an Aircraft, the aggregate amount of Rent (as defined in the applicable Lease) paid by the Lessee under the Lease of such Aircraft attributable to the Adjustment Period for such Aircraft.

               “Sale” means, with respect to an Aircraft, the tender for sale of such Aircraft by SELLER to BUYER and BUYER’s purchase of such Aircraft from SELLER in accordance with this Sale Agreement.
               “Sale Agreement” means this Aircraft Sale Agreement, together with all Exhibits hereto, as amended, supplemented or otherwise modified from time to time.
               “Sale Date” means, with respect to an Aircraft, the date on which the Sale of such Aircraft takes place.
               “Security Interest” means any encumbrance or security interest, however and wherever created or arising including (without prejudice to the generality of the foregoing) any right of ownership, security, mortgage, pledge, charge, encumbrance, lease, lien, statutory or other right in rem, hypothecation, title retention, attachment, levy, claim or right of possession or detention.
               “SELLER Conditions Precedent” means, with respect to an Aircraft, all of the conditions precedent to SELLER’s obligation to sell such Aircraft hereunder as set forth in Article 6.2.
               “SELLER Entity” means, with respect to each Aircraft, SELLER and each subsidiary of SELLER which is a party to any Transaction Documents with respect to such Aircraft in effect as of the Sale Date of such Aircraft (collectively “SELLER Entities”).
               “State of Registration” means, with respect to an Aircraft, the jurisdiction in which such Aircraft is registered at the time of the Sale thereof. The jurisdictions in which the Aircraft are registered as of the date hereof are identified on Exhibit A.
               “Sun Country” means MN Airlines, LLC (operating as Sun Country Airlines).
               “Sun Country Aircraft” means the Boeing 737-800 aircraft with manufacturer’s serial number 30332, on lease to Sun Country.
               “Sun Country Material Adverse Change” means any of the following: (a) the Chapter 11 Case of Sun Country shall file with the bankruptcy court any plan of reorganization or liquidation that does not provide for the assumption of the Leases of the Sun Country Aircraft, (b) the Sun Country bankruptcy shall have been converted to a case under Chapter 7 of the Bankruptcy Code, (c) a bankruptcy court shall have appointed a trustee as a replacement for the chief executive officer, chief financial officer and general counsel of Sun Country or (c) Sun Country shall have materially breached its obligations in respect of any agreement entered into by Sun Country post-petition or any agreement of Sun Country approved by the bankruptcy court, in either case with a value in excess of $10,000,000, which breach shall not have been cured within ten days of the earlier of (A) Sun Country receiving notice thereof or (B) any officer of Sun Country or any other debtor otherwise having actual knowledge of such breach.
               “Tax” means any tax, fee, levy, impost, duty, charge, deduction or withholding of any nature (including without limitation any value added, franchise, transfer, sales, gross receipts, use, business, excise, turnover, personal property, stamp or other tax) now or hereafter imposed by any Government Entity.
               “Total Loss” has, with respect to an Aircraft, the meaning given to such term in the Lease of such Aircraft.
               “Transaction Documents” means, with respect to an Aircraft, the documents listed on Exhibit B.
               “U.S.” means the United States of America.
     2.2 Specific Definitions. The following terms are defined in the Articles referenced below:

Terms	Article
Allocated Deposit	4.2.1
Assignable Warranties	7.1
Balance Amount	4.3
BUYER’s Assignee	13.1
BUYER’s Bank	4.4
BUYER Indemnitees	9.3
Change in Law Restructuring Costs	6.1.13
Claims	9.1
De Minimis Taxes	8.2.1
De Minimis Tax Costs	8.2.1
Delivery Period	3.2
Deposit	4.2.1
Insurances	10.1
Lessee Deposits	4.3
Nine Month Date	3.2
Relevant Undelivered Aircraft	3.4
Revised Allocated Sale Price	3.5
Sale Location	3.1
Sales Taxes	8.2.1
SELLER’s Bank	4.4
SELLER Indemnitees	9.1
Seven Month Date	3.2
Tail Period	10.1
Tax Funding Costs	8.2.1

          ARTICLE 3 PLACE AND DATE OF SALE
     3.1 Place of Sale. SELLER will deliver each Aircraft for sale to BUYER at a place reasonably agreed among SELLER, the Lessee of such Aircraft and BUYER (each, a “Sale Location”).
     3.2 Scheduled Sale Date. As of the date of this Sale Agreement, sale of each Aircraft by SELLER to BUYER is scheduled to occur during the period beginning on the date of this Sale Agreement and ending on the later of (a) the seven-month anniversary (the “Seven Month Date”) of the date of this Sale Agreement and (b) if Sales have occurred with respect to at least 80% of the Aircraft by number of Aircraft (including, for this purpose, each Aircraft for which a Sale has been delayed under the circumstances contemplated in clauses (i) or (ii) in the following sentence) as of the Seven Month Date, the nine-month anniversary (the “Nine Month Date”) of the date of this Sale Agreement (the “Delivery Period”). If (i) the Sale of an Aircraft does not occur by the Seven Month Date as a result of SELLER’s compliance with the second paragraph of Article 6.5, then the Delivery Period for such Aircraft shall be automatically extended until the Nine Month Date or (ii) the Sale of an Aircraft does not occur by the Seven Month Date as a result of requests made by any lender or other financier of BUYER, then the Delivery Period for such Aircraft shall be automatically extended until the Nine Month Date. The expected Sale Date for each Aircraft will be reasonably agreed between SELLER, the Lessee of such Aircraft and BUYER. Unless otherwise agreed pursuant to Article 3.4, each Sale shall occur no later than the end of the Delivery Period.
     3.3 Total Loss prior to Sale. If a Total Loss of an Aircraft (or any other event which with the lapse of time and/or the satisfaction of any other condition would give rise to such a Total Loss) occurs prior to the Sale of such Aircraft, SELLER shall notify BUYER in writing thereof as soon as practicable after becoming aware of such event and neither party will have any further liability to the other with respect to such Aircraft, and this Sale Agreement shall terminate with respect to such Aircraft, except that SELLER will either (a) if the Deposit has been provided in cash, return to BUYER the Allocated Deposit relating to such Aircraft in accordance with Article 4.2.3, or (b) if the Deposit has been provided as a letter of credit, permit the reduction in the face value of such letter of credit by an amount equal to the Allocated Deposit relating to such Aircraft.
          If before the Sale of an Aircraft a Total Loss (or any other event which with the lapse of time and/or the satisfaction of any other condition would give rise to such a Total Loss) occurs with respect to an Engine associated with such Aircraft but not the Airframe, SELLER shall notify BUYER in writing thereof as soon as practicable after becoming aware of such event and, unless SELLER and BUYER agree to the replacement of the destroyed Engine by SELLER with a replacement Engine of similar condition, maintenance status, utility and economic value to that of the destroyed Engine prior to such Total Loss (provided that BUYER’s consent to such replacement Engine shall not be unreasonably withheld or delayed if the Lessee is permitted to replace the Engine with such replacement Engine pursuant to the terms of the applicable Lease, and BUYER shall have no right to consent to any replacement Engine if the applicable Lessee is not required to obtain consent of the applicable SELLER Entity with respect to replacing an Engine pursuant to the applicable Lease), neither party will have any further liability to the other with respect to such Aircraft, and this Sale Agreement shall terminate with respect to such

Aircraft, except that SELLER will either (a) if the Deposit has been provided in cash, return to BUYER the Allocated Deposit relating to such Aircraft in accordance with Article 4.2.3, or (b) if the Deposit has been provided as a letter of credit, permit the reduction in the face value of such letter of credit by an amount equal to the Allocated Deposit relating to such Aircraft.
     3.4 Cancellation for Delay. If for any reason delivery of any Aircraft is delayed beyond the last day of the Delivery Period, either party (or, in the case of a delay caused by BUYER’s or SELLER’s breach of this Sale Agreement, the non-breaching party only) may terminate this Sale Agreement with respect to any Aircraft for which a Sale has not occurred (each, an “Undelivered Aircraft”) by giving the other party written notice within ten Business Days after the last day of the Delivery Period and this Sale Agreement will terminate with respect to the Undelivered Aircraft identified in such notice (each a “Relevant Undelivered Aircraft”) on the date of receipt of such notice. In the event of such termination, neither party will have any further liability to the other with respect to the Relevant Undelivered Aircraft, and this Sale Agreement shall terminate with respect to the Relevant Undelivered Aircraft, except that SELLER will either (a) if the Deposit has been provided in cash, return to BUYER the Allocated Deposit relating to such Relevant Undelivered Aircraft in accordance with Article 4.2.3, or (b) if the Deposit has been provided as a letter of credit, permit the reduction in the face value of such letter of credit by an amount equal to the Allocated Deposit relating to such Relevant Undelivered Aircraft. If neither party gives notice of termination with respect to an Undelivered Aircraft within such ten Business Days, the Delivery Period with respect to such Aircraft shall be automatically extended for a period of 30 Business Days beyond the later of (a) the last day of the originally scheduled Delivery Period, and (b) the day to which the Delivery Period with respect to such Aircraft was most recently extended.
     3.5 Material Damage to Aircraft. If prior to the Sale Date for an Aircraft, but after the inspection of such Aircraft by BUYER pursuant to Article 5.2(a), such Aircraft suffers Material Damage, SELLER and BUYER will meet to establish a revised value for the Aircraft (the “Revised Allocated Sale Price”). If SELLER and BUYER are unable to agree upon the Revised Allocated Sale Price with respect to an Aircraft within 15 days of the date on which such Material Damage to such Aircraft occurs, neither party will have any further liability to the other with respect to such Aircraft, and this Sale Agreement shall terminate with respect to such Aircraft, except that SELLER will either (a) if the Deposit has been provided in cash, return to BUYER the Allocated Deposit relating to such Aircraft in accordance with Article 4.2.3, or (b) if the Deposit has been provided as a letter of credit, permit the reduction in the face value of such letter of credit by an amount equal to the Allocated Deposit relating to such Aircraft. If SELLER and BUYER agree upon a Revised Allocated Sale Price with respect to an Aircraft, such Revised Allocated Sale Price shall henceforth be and become the Allocated Sale Price with respect to such Aircraft.
     3.6 Result of Termination. If this Sale Agreement is terminated with respect to any Aircraft as provided pursuant to Article 3.3, 3.4 or 3.5, no party shall be deemed in breach of this Sale Agreement as a result of such termination (provided that, for the avoidance of doubt, the foregoing shall not reduce the liability of a party for any failure to perform its obligations under Article 6.5 or otherwise hereunder including in connection with any such Aircraft prior to such termination). The obligations set forth in Article 16.3 with respect to such Aircraft survive any termination pursuant to this Article 3.

          ARTICLE 4 SALE PRICE, DEPOSIT AND OTHER PAYMENTS
     4.1 Sale Price. On the Sale Date for an Aircraft, provided BUYER and SELLER have met all of their respective obligations under this Sale Agreement with respect to such Aircraft, and subject to satisfaction, waiver or deferral of all SELLER Conditions Precedent and BUYER Conditions Precedent with respect to such Aircraft, SELLER will sell such Aircraft to BUYER and BUYER will purchase such Aircraft from SELLER, in each case for the Adjusted Allocated Sale Price for such Aircraft. As of the date hereof, the sum of all Allocated Sale Prices equals ONE BILLION, NINE HUNDRED EIGHTY-SEVEN MILLION, THIRTY-ONE THOUSAND, SIX HUNDRED TWENTY-TWO U.S. Dollars (US$1,987,031,622).
     4.2 Deposit.
BUYER will pay to or provide SELLER with a deposit of FIFTY-THREE MILLION U.S. Dollars (US$53,000,000) for its purchase of the Aircraft (the “Deposit”). At BUYER’s option, the Deposit shall either be provided as cash or in the form of a letter of credit in the form of Exhibit J or other form acceptable to SELLER and issued by Macquarie Bank Limited. The Deposit shall be paid or provided, as the case may be, within two Business Days of the execution and delivery by BUYER and SELLER of this Sale Agreement. The portion of the Deposit allocated to each Aircraft (each, an “Allocated Deposit”) is One Million U.S. Dollars (US$1,000,000).
4.2.1	The Deposit will serve as security for the performance by BUYER of its obligations under this Sale Agreement and may be applied by SELLER upon a breach by BUYER of its obligations under this Sale Agreement to satisfy any obligation of BUYER under this Sale Agreement or the transactions contemplated hereby. If the Deposit has been provided as a letter of credit, SELLER may, at its election, draw on the letter of credit if BUYER (a) has failed to make a payment when due hereunder, (b) breached one or more of its obligations under Article 6.5 (other than the obligation of BUYER to provide a notice to SELLER if BUYER believes SELLER is not in compliance with Article 6.5), (c) becomes (or Macquarie Bank Limited becomes) subject to a bankruptcy, insolvency, examinership, reorganization or similar proceeding, or either such Person has announced that it will become subject to such a proceeding or (d) has an outstanding obligation to purchase one or more aircraft under this Sale Agreement and SELLER has not received a replacement letter of credit within 60 days prior to the current expiration date of the letter of credit. Upon any occurrence described in the previous sentence, SELLER may, at its election, draw all or any portion of the Deposit and hold such amount as cash collateral for performance of BUYER’s obligations hereunder (which cash collateral shall continue to constitute the Deposit). If, after any such drawing of the letter of credit, a Sale occurs pursuant to this Sale Agreement, SELLER will consider in good faith permitting a conversion of the cash Deposit to a Deposit in the form of a letter of credit.

4.2.2	Upon termination of this Sale Agreement with respect to an Aircraft in accordance with Article 3.3, 3.4 or 3.5, then provided (i) BUYER has cured any material breach of any of its obligations under this Sale Agreement with respect to which it has received notice from SELLER (provided that if SELLER is prohibited by applicable law from providing any such notice to BUYER, then BUYER has cured any material breach of any of its obligations under this Sale Agreement) and (ii) if the Deposit has been provided as a letter of credit and such letter of credit was subsequently drawn by SELLER, a Sale occurred subsequent to such drawing, SELLER will either (a) if the Deposit has been provided in cash or following a drawing under the letter of credit, return to BUYER the Allocated Deposit relating to such Aircraft, less any amount of the Deposit previously applied by SELLER in accordance with Article 4.2.1, or (b) if the Deposit has been provided as a letter of credit, permit the reduction in the face value of such letter of credit by an amount equal to the Allocated Deposit relating to such Aircraft, less any amount of the Deposit previously applied by SELLER in accordance with Article 4.2.1.
     4.3 Payment of Balance Amount with respect to each Aircraft. Upon SELLER’s tender to BUYER of an Aircraft for Sale in accordance with this Sale Agreement on a Sale Date, and subject to satisfaction of all the BUYER Conditions Precedent with respect to such Aircraft, BUYER will pay to SELLER an amount equal to the Adjusted Allocated Sale Price for such Aircraft less an amount equal to the aggregate of (a) (if, but only if, the Deposit has been provided in cash or following a drawing under the letter of credit) the Allocated Deposit for such Aircraft, less any amount of the Deposit previously applied by SELLER in accordance with Article 4.2.1 and (b) the Lessee Deposits with respect to such Aircraft (each such net amount being a “Balance Amount”). If the Deposit has been provided as a letter of credit, then following payment of the Balance Amount with respect to an Aircraft, SELLER will permit the reduction in the face value of such letter of credit by an amount equal to the Allocated Deposit relating to such Aircraft, less any amount of the Deposit previously applied by SELLER in accordance with Article 4.2.1.
          In this Sale Agreement, the “Lessee Deposits” with respect to an Aircraft shall equal the aggregate of (i) the amount of the cash security deposit (if any) then held by SELLER and not applied and (ii) the balance of the maintenance reserves (if any) then collected by SELLER and not reimbursed, in each case in accordance with the terms of the applicable Lease of such Aircraft as of the Sale Date.
     4.4 SELLER’s and BUYER’s Bank Accounts. The Deposit (if the same is paid in cash) and each Balance Amount, and any other amounts due and payable by BUYER to SELLER under this Sale Agreement, will be paid by wire transfer of immediately available U.S. Dollar funds to SELLER’s bank account at:
International Lease Finance Corporation
Account No. 910-274-9067
JPMorgan Chase Bank
270 Park Avenue
New York, New York 10017
ABA# 021000021
or to such other bank account in the United States as SELLER may from time to time designate by written notice given at least five Business Days prior to the date on which the required payment is due (“SELLER’s Bank”). Each amount due and payable by SELLER to BUYER under this Sale Agreement will be paid by wire transfer of immediately available U.S. Dollar funds to BUYER’s bank account in the United States as BUYER may from time to time designate by written notice given at least five Business Days prior to the date on which the required payment is due (“BUYER’s Bank”).
When it is stated in this Sale Agreement that a payment is due or must be paid or made by BUYER or SELLER by a specific date, then such payment actually must be received by SELLER’s Bank or BUYER’s Bank, as appropriate, on or before such specific date.

          ARTICLE 5 CONDITION OF AIRCRAFT AT SALE
     5.1 Condition at Sale. On the Sale Date each Aircraft will be in an “as is, where is” condition.
     5.2 BUYER Inspection of Aircraft at Sale. (a) BUYER hereby confirms that it has had an opportunity to inspect all of the Aircraft and related Transaction Documents, it has inspected such Aircraft and related Transaction Documents that it desires to inspect and has determined that the Aircraft and the related Transaction Documents are satisfactory (other than such provisions of Transaction Documents that are described on Exhibit K, which provisions SELLER and BUYER agree to amend as set forth in Exhibit K in the applicable Lease Assignment or take such other applicable action as set forth in Exhibit K).
               (b) Prior to actual tender of an Aircraft from SELLER to BUYER for sale, BUYER will have an opportunity to inspect or re-inspect such Aircraft and the related Transaction Documents solely to determine whether any Material Damage has occurred with respect to the Aircraft since the inspection of such Aircraft performed by BUYER. Such inspections shall be conducted in accordance with the terms of the relevant Lease. If Material Damage has occurred, Article 3.5 shall apply.
               (c) BUYER acknowledges that, as between BUYER and SELLER, in determining whether the Aircraft are satisfactory BUYER has relied, and in determining whether the Uninspected Aircraft are satisfactory and whether Material Damage has occurred BUYER shall rely, in each case on its own inspection and knowledge of such Aircraft.
     5.3 Disclaimer. EACH AIRCRAFT AND EACH PART THEREOF IS BEING SOLD IN ITS THEN “AS IS, WHERE IS” CONDITION ON THE SALE DATE FOR SUCH AIRCRAFT, WITHOUT ANY REPRESENTATION, WARRANTY OR GUARANTEE OF ANY KIND WITH RESPECT TO THE AIRWORTHINESS, VALUE, DESIGN, QUALITY, MANUFACTURE, OPERATION OR CONDITION OF SUCH AIRCRAFT BEING MADE OR GIVEN BY SELLER, ITS SERVANTS OR AGENTS, EXPRESS OR IMPLIED, ARISING BY LAW OR OTHERWISE.
5.3.1	FROM AND AFTER THE RECEIPT BY SELLER OF AN ACCEPTANCE CERTIFICATE FOR AN AIRCRAFT, THE FOLLOWING SHALL APPLY: WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER SPECIFICALLY DISCLAIMS, AND EXCLUDES HEREFROM, WITH RESPECT TO SUCH AIRCRAFT (a) ANY WARRANTY AS TO THE AIRWORTHINESS, VALUE, DESIGN, QUALITY, MANUFACTURE, OPERATION, OR CONDITION OF SUCH AIRCRAFT; (b) ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY OF MERCHANTABILITY OR FITNESS FOR USE OR FOR A PARTICULAR PURPOSE; (c) ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY OF FREEDOM FROM ANY RIGHTFUL CLAIM BY WAY OF INFRINGEMENT OR THE LIKE; (d) ANY IMPLIED REPRESENTATION OR WARRANTY ARISING FROM COURSE OF PERFORMANCE, COURSE OF DEALING OR USAGE OF TRADE; (e) ANY EXPRESS OR IMPLIED WARRANTY REGARDING THE CONDITION OF SUCH AIRCRAFT; AND (f) ANY

OBLIGATION OR LIABILITY OF SELLER ARISING IN CONTRACT OR IN TORT (INCLUDING STRICT LIABILITY OR SUCH AS MAY ARISE BY REASON OF SELLER’S NEGLIGENCE) ACTUAL OR IMPUTED, OR IN STRICT LIABILITY, INCLUDING ANY OBLIGATION OR LIABILITY FOR LOSS OF USE, REVENUE OR PROFIT WITH RESPECT TO SUCH AIRCRAFT OR FOR ANY LIABILITY OF BUYER TO ANY THIRD PARTY OR ANY OTHER DIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGE WHATSOEVER. NO AGREEMENT ALTERING OR EXTENDING SELLER’S LIABILITY FOR WARRANTIES SHALL BE BINDING UPON SELLER UNLESS IN WRITING AND EXECUTED BY A DULY AUTHORIZED OFFICER OF SELLER.
5.3.2	DELIVERY BY BUYER TO SELLER OF THE ACCEPTANCE CERTIFICATE FOR AN AIRCRAFT SHALL BE CONCLUSIVE PROOF AS BETWEEN SELLER AND BUYER THAT BUYER’S TECHNICAL EXPERTS HAVE EXAMINED AND INVESTIGATED SUCH AIRCRAFT AND EACH PART THEREOF AND THAT SUCH AIRCRAFT AND EACH PART THEREOF IS AIRWORTHY AND IN GOOD WORKING ORDER AND REPAIR, WITHOUT DEFECT (WHETHER OR NOT DISCOVERABLE ON THE SALE DATE) AND IN EVERY WAY SATISFACTORY TO BUYER.
5.3.3	For the avoidance of doubt, nothing in this Article 5.3 is intended to affect any representation and warranty by SELLER as to (a) SELLER’s title to, or description in Part 1 of Exhibit A of, any Aircraft in this Sale Agreement and any Bill of Sale or (b) written notice of damage in excess of the relevant Damage Notification Threshold provided in clause (G)(c) of Exhibit F.
     5.4 Deficiencies and Delays. BUYER agrees that as from the Sale Date for an Aircraft SELLER shall not be liable for any liability, claim, loss, damage or expense of any kind or nature caused directly or indirectly by such Aircraft or any part thereof, by any inadequacy of such Aircraft for any purpose or any deficiency or defect therein, by the use or performance of such Aircraft, by any maintenance or repairs to such Aircraft, by any interruption or loss of service or use of such Aircraft or by any loss of business or other consequential damage or any damage whatsoever, howsoever caused including the negligence of SELLER. SELLER shall bear no liability whatsoever for the cost of modifications of such Aircraft whether in the event of grounding or suspensions of certification, or for any other cause. SELLER shall not be liable for any liability, claim, loss, damage or expense of any kind or nature caused directly or indirectly by delay in the Sale of an Aircraft hereunder or other consequential damage or any damage whatsoever, other than to the extent caused by the willful misconduct of SELLER.

          ARTICLE 6 BILL OF SALE AND OTHER DOCUMENTARY REQUIREMENTS
     6.1 Conditions to BUYER’s Obligations. The following will be conditions precedent to BUYER’s obligation to purchase each Aircraft from SELLER (it being understood that SELLER’s obligation to sell such Aircraft is subject to satisfaction or waiver of the conditions set forth in Article 6.2):
6.1.1	Such Aircraft and certain information relating to such Aircraft conforms to the description set forth in Exhibit A (as amended, supplemented or otherwise modified as of the Sale Date, including any change disclosed by SELLER in a Disclosure Letter); provided that such Aircraft and information need not conform to the description set forth in Exhibit A to the extent resulting from any action taken by the Lessee pursuant to the Lease and (if relating to an Engine) in accordance with BUYER’s right to consent to such Engine (if any) pursuant to Article 3.3.
6.1.2	BUYER is satisfied that, upon Sale of such Aircraft, SELLER will be able to deliver and warrant to BUYER good and marketable title to such Aircraft, free and clear of all Security Interests (including, without limitation, discharges with respect thereto) whatsoever other than Permitted Liens.
6.1.3	SELLER has delivered to BUYER (a) a certificate signed by an officer of SELLER stating that the representations and warranties contained in Article 12 and Exhibit F are true and accurate on and as of the Sale Date as though made on and as of such date (except to the extent that such representations and warranties are expressed to relate solely to an earlier date, and except to the extent that such representations and warranties relate to an Aircraft other than the Aircraft to be sold on such Sale Date), (b) an incumbency certificate signed by an officer of SELLER and each relevant SELLER Entity as to the Person or Persons authorized to execute and deliver this Sale Agreement and the other Operative Documents relating to such Aircraft on behalf of SELLER and such SELLER Entity (as applicable), (c) evidence satisfactory to BUYER that SELLER has all necessary corporate power to enter into and perform, and has taken all necessary corporate steps to approve the entry into and performance of, this Sale Agreement and the transactions contemplated hereby, (d) with respect to each relevant SELLER Entity, a guarantee by SELLER of such SELLER Entity’s obligations under the Operative Documents to which such SELLER Entity is a party and (e) a legal opinion from in-house counsel to SELLER and, if any relevant SELLER Entity is organized under the laws of any jurisdiction other than California, of such law firm in such jurisdiction as BUYER may approve (acting reasonably), each in the form attached in Exhibit H (with such changes as may be reasonably acceptable to BUYER) or in form and substance reasonably acceptable to BUYER, concerning the execution, delivery and performance of this Sale Agreement and the other Operative Documents entered or to be entered into by SELLER and such SELLER Entities (as applicable) pursuant hereto.
6.1.4	SELLER has delivered to BUYER (a) evidence of insurance with respect to the Aircraft that is in compliance with the requirements described in the applicable Lease Assignment; (b) confirmation from SELLER that it is holding an executed original of each Transaction Document (or, if Exhibit B specifies that a copy only of a Transaction Document will be provided, a copy of such Transaction Document certified by SELLER or the Lessee of such Aircraft as a true and complete copy of the original (or, in the case of any Transaction Document not signed by a SELLER Entity, such Transaction Document is true and complete copy of such Transaction Document as received by SELLER), or, if Exhibit B does not specify whether an original or copy of such document will be provided, a copy of such Transaction Document) with respect to such Aircraft; and (c) evidence in form and substance reasonably satisfactory to BUYER that the financiers of SELLER with respect to such Aircraft will release all their rights, title and interests in and to such Aircraft and the Transaction Documents relating to such Aircraft on or prior to completion of the Sale of such Aircraft.
6.1.5	No Total Loss shall have occurred with respect to such Aircraft or any Engine associated with such Aircraft, nor shall any event have occurred which with the lapse of time and/or the satisfaction of any other condition would give rise to such a Total Loss (unless, in the case of an Engine, it has been replaced as contemplated by Article 3.3).
6.1.6	Such Aircraft shall not have suffered Material Damage or, if it has suffered Material Damage, SELLER and BUYER shall have agreed on a Revised Allocated Sale Price with respect to such Aircraft.
6.1.7	The representations and warranties of SELLER contained in Article 12 and Exhibit F are true and accurate on and as of the Sale Date as though made on and as of such date (except to the extent that such representations and warranties are expressed to relate solely to an earlier date, and except to the extent that such representations and warranties relate to an Aircraft other than the Aircraft to be sold on such Sale Date).
6.1.8	The Lease Assignment and each other Operative Document for such Aircraft have been executed and delivered by all parties thereto (other than BUYER), and all of the conditions precedent in the Lease Assignment to the obligations of BUYER shall have been satisfied or waived.
6.1.9	BUYER shall be satisfied that Sale at the proposed Delivery Location will not result in any Sales Tax (except for De Minimis Taxes which, when aggregated with Tax Funding Costs associated with such Aircraft (if any), are unlikely to exceed $50,000, or other taxes which it or SELLER has agreed to bear in writing).
6.1.10	No change shall have occurred which would make it illegal for any party hereto or Lessee of the relevant Aircraft to perform any of their respective material obligations under this Sale Agreement or any of the other Operative Documents relating to such Aircraft.
6.1.11	BUYER shall have obtained (at its sole cost and expense) an opinion from legal counsel in the State of Registration of such Aircraft reasonably satisfactory to BUYER (or shall have confirmed that it will obtain such opinion after the Sale to the extent such opinion cannot be issued prior to the Sale) as to (i) the effectiveness and validity of the transfer of title of such Aircraft to BUYER in such jurisdiction, (ii) the due registration of such

Aircraft in such jurisdiction, (iii) the release of any Security Interest other than any Permitted Lien that was filed, registered or otherwise recognized in such jurisdiction of registration prior to the Sale of such Aircraft (if any).
6.1.12	BUYER shall have obtained (at its sole cost and expense) an opinion from legal counsel reasonably satisfactory to it in the jurisdiction of organization of the Lessee of such Aircraft or other evidence reasonably satisfactory to it (or shall have confirmed that it will obtain such opinion or other evidence after the Sale to the extent such opinion or other evidence cannot be issued prior to the Sale) as to the due authorization of such Lessee to enter into the Operative Documents to which it is a party with respect to such Aircraft.
6.1.13	No Change In Law has occurred between the date of this Sale Agreement and the applicable Sale Date of such Aircraft, which Change In Law causes the relevant Lessee not to be entitled to make all payments to BUYER (or the BUYER Entity which is to be the Lessor of such Aircraft) pursuant to the Lease of such Aircraft free and clear of withholding, sales, VAT or similar Tax; provided that BUYER shall use commercially reasonable efforts to avoid the application of such Taxes by changing the leasing structure used for the relevant Lease or otherwise (so long as the costs of such efforts of BUYER as a result of such Change In Law (“Change in Law Restructuring Costs”) do not exceed $50,000 with respect to such Aircraft (such Change in Law Restructuring Costs to be shared pursuant to Article 8.1(b)), unless SELLER or BUYER agrees to bear such excess cost in writing).
6.1.14	Either (a) the inspection of such Aircraft and the related Transaction Documents contemplated by Article 5.2(b) shall have been completed in accordance with such Article 5.2(b) or (b) BUYER shall have waived its right to make such inspection of such Aircraft.
6.1.15	None of the following shall have occurred and be continuing as of the Sale Date: (a) any payment of Rent (as defined in the Lease of such Aircraft), maintenance reserves or security deposit or other material payment due from the Lessee under the Lease of such Aircraft is unpaid, (b) with respect to each Aircraft other than the Sun Country Aircraft, the applicable Lessee is subject to a bankruptcy, insolvency, reorganization or similar proceeding or has publicly announced that it will become subject to such a proceeding or any other circumstance that would constitute an insolvency- or bankruptcy-related Default or Event of Default under the applicable Lease has occurred and is continuing, (c) with respect to the Sun Country Aircraft, no Sun Country Material Adverse Change has occurred and is continuing), (d) the applicable Lessee fails to maintain insurance as required under the Lease and (e) any other Event of Default under the Lease of such Aircraft with respect to which SELLER has provided a notice of default to the applicable Lessee.
6.1.16	Between the date hereof and such Sale Date, SELLER (or the applicable SELLER Entity) has not repossessed such Aircraft from the applicable Lessee and such Lessee has not voluntarily returned the Aircraft early.

6.1.17	Any applicable waiting period under any applicable Competition Laws relating to the transactions contemplated by this Sale Agreement shall have expired or been terminated (to the extent required under such Competition Laws).

6.1.18	SELLER and each relevant SELLER Entity (a) has established a valid and existing account with the International Registry established pursuant to the Cape Town Convention, (b) has appointed an “administrator” and a “professional user” to make registrations in connection with the sale of the applicable Airframes and Engines at such International Registry and (c) if the applicable Aircraft is registered in a jurisdiction that has ratified the Cape Town Convention and the applicable Lease constitutes (or will constitute, after the relevant Lease Assignment is entered into) a registerable “international interest” under the Cape Town Convention, the relevant Lessee has appointed an “administrator” and a “professional user”.

6.1.19	If the applicable Aircraft is listed on Part B of Exhibit I, BUYER and SELLER shall be in compliance with the second paragraph of Article 6.5.

6.1.20	Each of the conditions precedent set forth on Exhibit K applicable to such Aircraft has been satisfied or BUYER has waived such condition.
     6.2 Conditions to SELLER’s Obligations. The following will be conditions precedent to SELLER’s obligation to sell each Aircraft to BUYER (it being understood that BUYER’s obligation to buy such Aircraft are subject to satisfaction or waiver of the conditions set forth in Article 6.1):
6.2.1	BUYER has executed and delivered to SELLER an Acceptance Certificate for such Aircraft in the form of Exhibit C covering such Aircraft and effective as of the Sale Date.

6.2.2	BUYER has paid to SELLER the Balance Amount for such Aircraft in accordance with Article 4.3.

6.2.3	BUYER has delivered to SELLER (a) a certificate signed by an officer of BUYER stating that the representations and warranties contained in Article 11 are true and accurate on and as of the Sale Date as though made on and as of such date (except to the extent that such representations and warranties are expressed to relate solely to an earlier date, and except to the extent that such representations and warranties relate to an Aircraft other than the Aircraft to be sold on such Sale Date), (b) an incumbency certificate signed by an officer of BUYER and each relevant BUYER Entity as to the Person or Persons authorized to execute and deliver this Sale Agreement and the other Operative Documents relating to such Aircraft on behalf of BUYER or such BUYER Entity, (c) evidence satisfactory to SELLER that BUYER and each relevant BUYER Entity has all necessary corporate power to enter into and perform, and has taken all necessary corporate steps to approve the entry into and performance of, this Sale Agreement and the transactions contemplated hereby, and (d) an opinion from counsel to BUYER and each relevant BUYER Entity in the form attached as Exhibit H or in form and substance reasonably acceptable to SELLER, concerning the execution, delivery and performance of this Sale Agreement and the other Operative Documents entered or to be entered into by BUYER pursuant hereto.
6.2.4	The representations and warranties of BUYER contained in Article 11 are true and accurate on and as of the Sale Date as though made on and as of such date (except to the extent that such representations and warranties are expressed to relate solely to an earlier date, and except to the extent that such representations and warranties relate to an Aircraft other than the Aircraft to be sold on such Sale Date).
6.2.5	The Lease Assignment and each other Operative Document for such Aircraft have been executed and delivered by all parties thereto (other than SELLER), and all of the conditions precedent in the Lease Assignment to the obligations of SELLER shall have been satisfied or waived.
6.2.6	SELLER shall be satisfied that Sale at the proposed Delivery Location will not result in any Sales Tax (expect for De Minimis Taxes which, when aggregated with Tax Funding Costs associated with such Aircraft (if any), are unlikely to exceed $50,000, or other taxes which it or BUYER has agreed to bear in writing).
6.2.7	SELLER shall be satisfied that the requirements under the applicable Lease with respect to the assignment of rights and assumption of obligations under the Lease and sale of the Aircraft have been met or waived in writing by the Lessee.
6.2.8	No change shall have occurred which would make it illegal for any party hereto or Lessee of the relevant Aircraft to perform any of their respective material obligations under this Sale Agreement or any of the other Operative Documents relating to such Aircraft.
6.2.9	Any applicable waiting period under any applicable Competition Laws relating to the transactions contemplated by this Sale Agreement shall have expired or been terminated (to the extent required under such Competition Laws).
6.2.10	Each of the conditions precedent set forth on Exhibit K applicable to such Aircraft and identified as being for the benefit of SELLER has been satisfied or SELLER has waived such condition.
     6.3 At Closing. Simultaneously with the Sale of an Aircraft, the following will occur:
6.3.1	SELLER will deliver to BUYER or BUYER’s Assignee a full warranty bill of sale in the form of Exhibit D evidencing such transfer of title to such Aircraft to BUYER or such BUYER’s Assignee. If required by the applicable State of Registration to properly record BUYER’s or such BUYER’s Assignee’s title to such Aircraft or otherwise in connection with the registration of such Aircraft, SELLER will also deliver to BUYER or BUYER’s Assignee a bill of sale in the form required by such State of Registration.
6.3.2	SELLER will deliver to BUYER or BUYER’s Assignee an assignment of Airframe manufacturer and Engine manufacturer rights relating to such Aircraft in the form attached as Exhibit G (provided that SELLER shall deliver any signature of a manufacturer to be delivered in connection with such assignment of warranties as promptly as practicable, but in any event not less than 30 days, after the Sale).
6.3.3	If SELLER is required to permit the reduction of the Deposit provided as a letter of credit pursuant to Article 4.3 in connection with such Sale, SELLER will deliver to BUYER its signature to a letter of credit reduction notice in the form of Exhibit B to Exhibit J reducing the letter of credit amount pursuant to Article 4.3.
6.3.4	All risk of loss or damage to such Aircraft will pass from SELLER to BUYER.
     6.4 After Closing. SELLER will provide the necessary electronic consents to BUYER’s registrations with respect to each Airframe and Engine sold to BUYER hereunder promptly after receipt by SELLER of an electronic communication from the International Registry requesting SELLER’s consent to such registrations.
               Promptly after the Sale of an Aircraft, SELLER will send by courier service an executed original of each Transaction Document (or, if Exhibit B specifies that a copy only of a Transaction Document will be provided, a copy of such Transaction Document certified by SELLER or the Lessee of such Aircraft as a true and complete copy of the original (or, in the case of any Transaction Document not signed by a SELLER Entity, such Transaction Document is true and complete copy of such Transaction Document as received by SELLER), or, if Exhibit B does not specify whether an original or copy of such document will be provided, a copy of such Transaction Document) with respect to such Aircraft to the San Francisco office of Macquarie Aircraft Leasing Services (US), Inc. (or such other address as BUYER shall notify SELLER in writing) by courier or other delivery service reasonably acceptable to BUYER and at BUYER’s sole cost and expense.
     6.5 Agreement to Complete the Sales Promptly. Each of SELLER and BUYER agrees to use its commercially reasonable best efforts to complete the Sale of each Aircraft as quickly as reasonably practicable following the date of this Sale Agreement. Each of SELLER and BUYER will (a) consult with each other to coordinate such actions as are necessary for each party to take, and a time period necessary for such actions to be completed, to comply with the previous sentence and (b) unless prevented from doing so by operation of law, promptly notify such other party if it believes such other party has not taken, or has indicated that it may not or does not intend to take, an action that is necessary within such time period, in each case to comply with the previous sentence (and in such notification, shall specify such action and a time period (not less than one Business Day) that is appropriate and necessary for such action to be completed).
               Without the consent of BUYER (which will be deemed to have been given upon the occurrence of a Sale that would otherwise not be in accordance with this sentence), no Sale of an Aircraft listed on Part B of Exhibit I shall occur unless, after giving effect to such Sale, Sales shall have occurred with respect to at least ten more Aircraft listed on Part A of Exhibit I than have occurred with respect to Aircraft listed on Part B of Exhibit I.

          ARTICLE 7 SELLER ASSIGNMENT OF RIGHTS AND WARRANTIES
     7.1 Assignable Warranties. As set forth in Article 6.3.2, at the time of the Sale of each Aircraft, SELLER will assign to BUYER any assignable warranties and indemnities relating to such Aircraft given to SELLER by the applicable Airframe and Engine manufacturers (“Assignable Warranties”) (subject to the rights of SELLER and the applicable Lessee under the Lease), including any rights which may have accrued prior to Sale but which have not been fully exercised by SELLER. Effective on the Sale Date of each Aircraft, all other relevant vendor warranties with respect to such Aircraft are hereby assigned by SELLER to BUYER.
     7.2 Non-Assignable Warranties. To the extent that any warranty or indemnity given to SELLER by the applicable Airframe manufacturer and others with respect to the Aircraft cannot be assigned, SELLER shall use commercially reasonable efforts to cooperate with BUYER to obtain the consents necessary to effect such assignment and, until such assignment is effected, BUYER will be entitled to take such action to enforce such warranty or indemnity in the name of SELLER against the applicable Airframe manufacturer and such other parties as BUYER sees fit, but subject to BUYER’s first ensuring that SELLER is indemnified and secured to SELLER’s reasonable satisfaction against all losses, damages, costs, expenses and liabilities thereby incurred or to be incurred.
     7.3 Aircraft Documentation. At the time of the Sale of each Aircraft, SELLER will notify the applicable Manufacturer of such Sale and consent to such Manufacturer granting BUYER access to those maintenance and operational manuals of the applicable Manufacturer to which SELLER had electronic access immediately prior to such Sale.

          ARTICLE 8 EXPENSES AND TAXES
     8.1 Costs and Expenses of Sale. (a) Except as expressly provided in this Sale Agreement, each party shall bear its own fees, costs and expenses in connection with the preparation, negotiation and completion of this Sale Agreement and the other Operative Documents (including the fees and expenses of its own legal, tax or other advisors).
          (b) Except as expressly provided in this Sale Agreement or in the Lease Assignment, each of SELLER and BUYER agrees to pay 50% of (i) all reimbursable costs and expenses of the Lessees submitted in connection with the Lease Assignments, (ii) all costs and expenses payable in connection with any registration or re-registration of an Aircraft effected in consequence of any transaction contemplated hereby (including, without limitation, filing and legal fees for all lien searches and filings under the Cape Town Convention), (iii) all Change in Law Restructuring Costs and (iv) filing fees with respect to any necessary filings required by Competition Laws.
          (c) BUYER shall be solely responsible for any costs or expenses incurred in connection with BUYER’s financing of its purchase of any Aircraft or perfecting BUYER’s lender’s security interest in any Aircraft or Lease, including Lessee’s costs and expenses (including attorneys’ fees) incurred in reviewing or negotiating lenders’ or lenders’ agent’s notices, consents, guarantees, security agreements, mortgages, insurance, indemnity, other contractual provisions, filings or other actions, in each case required by any BUYER’s lender or necessary to perfect or establish priority of any such lenders’ security interest in the Aircraft.
          (d) BUYER shall be solely responsible for any costs or expenses incurred in connection with BUYER’s establishment of any entity for purposes of owning or leasing any Aircraft.
          (e) For the avoidance of doubt, the provisions of this Article 8.1 do not apply to any Taxes relating to the sale of the Aircraft. All such Taxes are specifically addressed in Article 8.2.
     8.2 Taxes.
8.2.1	SELLER and BUYER will cooperate with each other (acting reasonably) to close the Sale and effect delivery of each Aircraft at a time when such Aircraft is located in a jurisdiction that will not impose any, or will impose only minimal, Taxes on SELLER or BUYER in connection with the Sale or delivery of the Aircraft pursuant to this Sale Agreement (collectively, “Sales Taxes”). Either SELLER or BUYER may refrain from closing a Sale and delivering or taking delivery of the applicable Aircraft, as applicable, until it is satisfied that no Sales Taxes will be imposed on it other than (a) irrecoverable Sales Taxes related to such Sale in an aggregate amount equal to or less than $50,000 (“De Minimis Taxes”) or (b) recoverable Sales Taxes related to such Sale which are reasonably expected to cost an aggregate amount equal to or less than $50,000 to fund (“Tax Funding Costs”) prior to their recovery (“De Minimis Tax Costs”) and/or Sales Taxes that the other party agrees to pay, provided always that either SELLER or BUYER may refrain from closing a Sale and delivering or taking delivery of the applicable Aircraft, if it believes (acting reasonably) that the De Minimis Taxes and De Minimis Tax Costs associated with such Sale are likely to be or exceed $50,000 (unless the other party agrees to pay such excess). For the avoidance of doubt, the term “Sales Taxes” does not include any taxes, duties or fees imposed on the overall net income, capital or net worth of BUYER or SELLER or Taxes that are franchise, doing business or similar taxes.
8.2.2	In the event that any Sales Taxes are imposed on either BUYER or SELLER in connection with the Sale of an Aircraft:
     (a) if such Sales Taxes are De Minimis Taxes or the Tax Funding Costs associated with such Sales Taxes are De Minimis Tax Costs, BUYER and SELLER will each pay and reimburse the other for one half of the aggregate Sales Taxes imposed on either party relating to such Sale;
     (b) if BUYER and SELLER know of or otherwise anticipate prior to the Sale that Sales Taxes are likely to be imposed but the parties desire to close the Sale despite the imposition of such Sales Taxes, BUYER and SELLER shall agree in advance what responsibility each bears for such Sales Taxes; provided that payment of De Minimis Taxes and De Minimis Tax Costs shall be governed by clause (a); and
     (c) if BUYER and SELLER did not know in advance of such Sale that Sales Taxes would be imposed in connection with such Sale, BUYER and SELLER will each pay and reimburse the other for one half of the aggregate Sales Taxes imposed on either party relating to such Sale together with any assessments, penalties, fines, additions to tax or interest thereon (excluding any such assessments, penalties, fines, additions to tax or interest imposed due to the unilateral actions or failure to act of the other party, which shall be paid wholly by such party).
8.2.3	BUYER and SELLER will reasonably cooperate with one another in providing information which may be reasonably required to fulfill each party’s tax filing requirements and any audit information request arising from such filing; provided, however, that nothing herein shall require either party to disclose any proprietary or confidential information to the other or to arrange its respective tax obligations in any particular way.
     8.3 Timing of Payment. Any amount payable pursuant to this Article 8 will be paid within ten (10) days after receipt of a written demand therefor from the party to whom such amount is owed, accompanied by a written statement describing in reasonable detail the basis for such demand and the computation of the amount so payable; provided, however, that such amount need not be paid prior to the earlier of (a) in the case of any Sales Tax, the date such Sales Tax is payable to the appropriate Government Entity or taxing authority or (b) in the case of amounts being contested in good faith pursuant to Article 8.4.
     8.4 Contests. If a claim is made against either SELLER or BUYER by any taxing authority for Sales Taxes for which such party is indemnified (in whole or in part) pursuant to this Article 8, the party upon whom the Sales Taxes are imposed will give notice in writing to the other party of such claim; provided, however, that failure to give such notice will not relieve any party of its obligations to share and reimburse such Tax hereunder unless such failure materially impairs or precludes the ability to contest the claim. So long as (a) a contest of such Sales Taxes does not involve any danger of the sale, forfeiture or loss of the Aircraft or any interest therein, (b) a reasonable basis exists for contesting such claim and (c) adequate reserves have been made for such Sales Taxes or, if required, an adequate bond has been posted, then the party upon which the Sales Taxes are imposed will, with the commercially reasonable cooperation of the other party, contest (or permit the other party to contest in either party’s name) the validity, applicability or amount of such Sales Taxes. In the absence of the fulfillment of (a), (b) or (c) above, the parties shall pay and share equally such Sales Taxes unless otherwise agreed in writing.
     8.5 Refunds. Upon receipt by SELLER of a refund of all or any part of any Taxes with respect to which BUYER has paid an amount to SELLER pursuant to this Article 8, SELLER will pay to BUYER a pro rata share of the net amount of such Taxes refunded up to such amount. Upon receipt by BUYER of a refund of all or any part of any Taxes with respect to which SELLER has paid an amount to BUYER pursuant to this Article 8, BUYER will pay to SELLER a pro rata share of the net amount of such Taxes refunded up to such amount.

          ARTICLE 9 INDEMNITIES
     9.1 BUYER’s General Indemnity. With respect to each Aircraft purchased by BUYER or a BUYER’s Assignee hereunder, BUYER shall defend, indemnify and hold harmless SELLER, and its officers, directors, employees, shareholders, managers and agents (the “SELLER Indemnitees”) from any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, disbursements and expenses (including legal fees, costs and related expenses) of every kind and nature (“Claims”) which may be incurred by a SELLER Indemnitee after the Sale Date arising directly or indirectly out of or in any way connected with the ownership, maintenance, lease, possession, control, use or operation of the Aircraft (or any Engine) from and after the applicable Sale Date, except, in each case, for Claims that result from (1) the willful misconduct of a SELLER Indemnitee or (2) which are ordinary or usual operating or overhead expenses of such SELLER Indemnitee.
     9.2 SELLER’s General Indemnity. With respect to each Aircraft purchased by BUYER or a BUYER’s Assignee hereunder, SELLER shall defend, indemnify and hold harmless BUYER, and its officers, directors, employees, shareholders, managers and agents (the “BUYER Indemnitees”) from any and all Claims which may be incurred by a BUYER Indemnitee after the Sale Date arising directly or indirectly out of or in any way connected with the ownership, maintenance, lease, possession, control, use or operation of the Aircraft (or any Engine) prior to the applicable Sale Date (so long as both the negligence or other act or event which gave rise to the occurrence, incident or accident and the resulting occurrence, incident or accident itself occurred prior to the Sale Date), except, in each case, for Claims that result from (1) the willful misconduct of a BUYER Indemnitee or (2) which are ordinary or usual operating or overhead expenses of such BUYER Indemnitee.
     9.3 After-Tax Basis. The amount which BUYER or SELLER will be required to pay with respect to any Claim indemnified against under respectively Article 9.1 and Article 9.2 will be an amount sufficient to restore the SELLER Indemnitee or the BUYER Indemnitee (as the case may be), on an after-tax basis, to the same position such SELLER Indemnitee or BUYER Indemnitee (as the case may be) would have been in had such Claim not been incurred.
     9.4 Timing of Payment. It is the intent of the parties that each BUYER Indemnitee and SELLER Indemnitee will have the right to indemnification for Claims hereunder as soon as a claim is made and as soon as a Claim is incurred, provided such claim is meritorious and liability is established (but subject to Article 9.10). BUYER or SELLER, as appropriate, will pay the applicable SELLER Indemnitee or BUYER Indemnitee (as the case may be) for Claims pursuant to this Article 9 within 30 days after receipt of a written demand therefor from such SELLER Indemnitee or BUYER Indemnitee (as the case may be) accompanied by a written statement describing in reasonable detail the basis for such indemnity.
     9.5 Subrogation. Upon the payment in full of any indemnity pursuant to this Article 9 by BUYER or SELLER, then SELLER or BUYER (as appropriate) will be subrogated to any right of the SELLER Indemnitee or the BUYER Indemnitee (as the case may be) in respect of the matter against which such indemnity has been made.

     9.6 Notice. Each SELLER Indemnitee and BUYER will give prompt written notice one to the other of any liability of which such party has knowledge for which BUYER is, or may be, liable under Article 9.1 provided, however, that failure to give such notice will not terminate any of the rights of SELLER Indemnitees under this Article 9 except to the extent that BUYER has been materially prejudiced by the failure to provide such notice. Each BUYER Indemnitee and SELLER will give prompt written notice one to the other of any liability of which such party has knowledge for which SELLER is, or may be, liable under Article 9.3 provided, however, that failure to give such notice will not terminate any of the rights of BUYER Indemnitees under this Article 9 except to the extent that SELLER has been materially prejudiced by the failure to provide such notice.
     9.7 Refunds. If any SELLER Indemnitee or BUYER Indemnitee obtains a recovery of all or any part of any amount which SELLER or BUYER (as the case may be) has paid to such Indemnitee, such Indemnitee will pay to SELLER or BUYER (as appropriate) the net amount recovered by such Indemnitee.
     9.8 Defense of Claims.
          Unless a material default by BUYER under this Sale Agreement has occurred and is continuing, BUYER and its insurers will have the right (in each such case at BUYER’s sole expense) to investigate or, provided that BUYER or its insurers have not reserved the right to dispute liability with respect to any insurance policies pursuant to which coverage is sought, defend or compromise any claim covered by insurance for which indemnification is sought pursuant to Article 9.1 and each SELLER Indemnitee will cooperate with BUYER and its insurers with respect thereto. If BUYER or its insurers are retaining attorneys to handle such claim, such counsel must be reasonably satisfactory to the SELLER Indemnitees. If not, the SELLER Indemnitees will have the right to retain counsel of their choice at BUYER’s expense.
          Unless a material default by SELLER under this Sale Agreement has occurred and is continuing, SELLER and its insurers will have the right (in each such case at SELLER’s sole expense) to investigate or, provided that SELLER or its insurers have not reserved the right to dispute liability with respect to any insurance policies pursuant to which coverage is sought, defend or compromise any claim covered by insurance for which indemnification is sought pursuant to Article 9.3 and each BUYER Indemnitee will cooperate with SELLER and its insurers with respect thereto. If SELLER or its insurers are retaining attorneys to handle such claim, such counsel must be reasonably satisfactory to the BUYER Indemnitees. If not, the BUYER Indemnitees will have the right to retain counsel of their choice at SELLER’s expense.
     9.9 Other Indemnification.
          BUYER will be obligated to indemnify and hold harmless SELLER in accordance with the terms of Article 9.1 and SELLER may invoke BUYER’s obligations hereunder even though SELLER also has received an agreement to indemnify and hold harmless with respect to the same matters by any other Person.
          SELLER will be obligated to indemnify and hold harmless BUYER in accordance with the terms of Article 9.2 and BUYER may invoke SELLER’s obligations hereunder even though

BUYER also has received an agreement to indemnify and hold harmless with respect to the same matters by any other Person.
     9.10 Exclusion of Taxes. The provisions of this Article 9 do not apply to Claims in respect of Taxes. The Parties agree that the provisions of Article 8 shall govern the indemnification of Claims which are Taxes.

          ARTICLE 10 INSURANCE
     10.1 Insurance. BUYER shall, from the Sale Date of each Aircraft until the second anniversary of such Sale Date (with respect to each Aircraft, the “Tail Period”), (A) require that any lessee (including any Lessee) leasing such Aircraft from any BUYER Entity shall be contractually obligated to maintain the Insurances with respect to such Aircraft and shall use commercially reasonable efforts to cause such lessee to maintain such Insurances; (B) require that any purchaser of such Aircraft from a BUYER Entity shall be contractually obligated to make the same agreements set forth in this Article 10.1 with respect to such Aircraft, as if each reference herein to BUYER were a reference to such purchaser and each reference herein to BUYER Entities were a reference to such purchaser and its subsidiaries and affiliates, and shall use commercially reasonable efforts to cause such purchaser to maintain such Insurances, provided that the obligation in this clause (B) shall only apply to the obligations described in the following clause (C) to the extent the entity then selling the Aircraft or any of its subsidiaries or affiliates is included (or required to be included) on any contingent liability policy of such purchaser; (C) include the SELLER Indemnitees as additional insureds on any contingent liability policy carried by any BUYER Entity covering such Aircraft; and (D) include the SELLER Indemnitees as additional insureds on any Insurances maintained by any BUYER Entity with respect to such Aircraft on a primary basis (and BUYER agrees that during the Tail Period for an Aircraft it will maintain Insurances on a primary basis with respect to such Aircraft for as long as (i) a BUYER Entity is the owner of such Aircraft and (ii) such Aircraft is (1) off-lease or (2) subject to a lease but the liability insurances obtained by the lessee thereunder with respect to such Aircraft naming the applicable BUYER Entity as an additional insured have lapsed and have not been replaced or reinstated).
          In this Sale Agreement, “Insurances” means, with respect to any Aircraft, comprehensive aircraft/airline liability insurance for such Aircraft with reputable insurers and meeting the requirements set forth below:
     (a) noting the interest of and including the SELLER Indemnitees as additional insureds;
     (b) with respect to any Aircraft that is subject to a lease, providing coverage in an amount not less than the amount which the lessee is contractually obligated to maintain under the lease of such Aircraft at any time or (only in respect of Insurances required to be maintained pursuant to Article 10.1(D)), $750,000,000;
     (c) with respect to any Aircraft that is off-lease, providing coverage in an amount not less than $750,000,000;
     (d) providing that the SELLER Indemnitees have no responsibility for payment of premium;
     (e) providing that insurers waive rights of subrogation against each SELLER Indemnitee;
     (f) providing that the insurance as to the interests of each SELLER Indemnitee will not be invalidated by any action or inaction by any other insured party,

and that the SELLER Indemnitees shall be held covered for their respective interests notwithstanding any breach or violation of warranty, condition or declaration, or by any non-disclosure or any false statement concerning the policy or the subject thereof, whether occurring before or after the date of the Sale of such Aircraft or before or after any loss relating thereto;
     (g) providing that the insurance is primary without rights of contribution in relation to any other insurance and not subject to average;
     (h) providing for severability of interest endorsements;
     (i) providing that that insurance will operate in all respects as if a separate policy had been issued to and covering each insured thereunder; provided, however, that the total liability under the policy will not exceed the limits of liability under the policy; and
     (j) providing that the insurance shall not be cancelled or materially changed without thirty (30) days advance written notice to SELLER.
For the avoidance of doubt, the amount and other provisions of any insurance provided by the Lessee of an Aircraft at the time of the Sale thereof shall be sufficient to satisfy the requirements of this Article 10 with respect to such Aircraft so long as such insurance remains in place. Upon SELLER’s request at any time with respect to an Aircraft, BUYER shall use commercially reasonable efforts to, and at the commencement of a new lease by or any sale by a BUYER Entity of an Aircraft, BUYER shall, with respect to such Aircraft, provide a certificate of insurance with respect to such Aircraft (and, if applicable, a letter of undertaking from the brokers or insurer) addressed, and in a form or forms reasonably acceptable, to SELLER setting forth the SELLER Indemnitees as additional insureds, the policy numbers, a description of the Aircraft and Engines (including manufacturer’s serial numbers), and a detailed description of the coverages, policy forms and endorsements and otherwise meeting the requirements hereunder (it being agreed that certificates conforming to AVN67B and AVN67C shall be deemed acceptable to SELLER if the Lease in respect of such Aircraft expressly permits such certificates or BUYER is currently accepting such certificates from the Lessee thereof).

          ARTICLE 11 REPRESENTATIONS, WARRANTIES AND COVENANTS OF BUYER
     11.1 Representations and Warranties. BUYER represents and warrants the following to SELLER as of the date of execution of this Sale Agreement (except with respect to Article 11.1.12) and as of each Sale Date and ALL OTHER WARRANTIES OF BUYER, EXPRESS OR IMPLIED, ARE HEREBY WAIVED BY SELLER:
11.1.1	Corporate Status. BUYER is a company duly incorporated, validly existing and in good standing under the Laws of Bermuda. It has the corporate power and authority to carry on its business as presently conducted and to perform its obligations hereunder. It does not carry on, and has not carried on, business from premises in Bermuda, at which it employs staff and pays salaries and other expenses.

11.1.2	Governmental Approvals. No authorization, approval, consent, license or order of, or registration with, or the giving of notice to any Aviation Authority or any other Government Entity is required for the valid authorization, execution, delivery and performance by BUYER of this Sale Agreement and the other Operative Documents, except, in respect of an Aircraft, as are required to be duly effected as of the Sale Date of such Aircraft.

11.1.3	Binding. BUYER’s Board of Directors has authorized BUYER to enter into this Sale Agreement and each of the other Operative Documents to which it is or is to be a party and perform its obligations hereunder and thereunder. This Sale Agreement and the other Operative Documents have been or will be as of the date thereof duly executed and delivered by BUYER and represent or will represent as of the date thereof the valid, binding and enforceable obligations of BUYER except as enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application affecting the enforcement of creditors’ rights.

11.1.4	Licenses. BUYER holds all licenses, certificates and permits from all applicable Government Entities for the performance of its obligations under the Operative Documents (or any of them).

11.1.5	No Suits. There are no suits, arbitrations or other proceedings pending or threatened against BUYER before any court or administrative agency against or affecting BUYER which, if adversely determined, would have a material adverse effect on the business, assets or condition (financial or otherwise) of BUYER or its ability to perform under the Operative Documents (or any of them).

11.1.6	No Withholding. BUYER will not be required to deduct any withholding or other Tax from any payment it may make under this Sale Agreement.

11.1.7	No Restrictions on Payments. There are no present restrictions on BUYER making the payments required by this Sale Agreement.

11.1.8	General Obligations. The obligations of BUYER under this Sale Agreement and the other Operative Documents are or will be (when executed) direct, general and unconditional obligations of BUYER and rank or will rank at least pari passu with all other present and future unsecured and unsubordinated obligations (including contingent obligations) of BUYER, with the exception of such obligations as are mandatorily preferred by law and not by reason of any encumbrance.

11.1.9	No Sovereign Immunity. BUYER is subject to private commercial law and suit. Neither BUYER nor its properties or assets is entitled to sovereign immunity under any such Laws. BUYER’s performance of its obligations hereunder constitute commercial acts done for commercial purposes.

11.1.10	No Default under this Sale Agreement. At the time of execution of this Sale Agreement, no material breach of a material obligation by BUYER under this Sale Agreement has occurred and is continuing.

11.1.11	No Breach. The execution and delivery of this Sale Agreement and the other Operative Documents, the consummation by BUYER of the transactions contemplated herein and compliance by BUYER with the terms and provisions hereof do not and will not contravene any Law applicable to BUYER, or result in any breach of or constitute any default under or result in the creation of any Security Interest upon any property of BUYER, pursuant to any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, corporate charter, by-law or other agreement or instrument to which BUYER is a party or by which BUYER or its properties or assets may be bound or affected.

11.1.12	No Employment Solicitation. As of each Sale Date, BUYER, and each of BUYER’s affiliates, has complied from and after the date of this Sale Agreement with the obligations set forth in Article 16.2.
     11.2 Covenants. BUYER covenants that it will not carry on business from premises in Bermuda, at which it employs staff and pays salaries and other expenses.

          ARTICLE 12 REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER
     12.1 Representations and Warranties. SELLER represents and warrants the following to BUYER as of the date of execution of this Sale Agreement and (except as otherwise disclosed in a Disclosure Letter) as of each Sale Date. In addition with respect to each Sale, SELLER shall represent and warrant to BUYER the matters set forth in Exhibit F (except as otherwise disclosed in a Disclosure Letter) with respect to the applicable Aircraft as of the Sale Date thereof. ALL OTHER WARRANTIES OF SELLER, EXPRESS OR IMPLIED, HAVE BEEN WAIVED IN ACCORDANCE WITH ARTICLE 5.3:
12.1.1	Corporate Status. SELLER is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of California. It has the corporate power and authority to carry on its business as presently conducted and to perform its obligations hereunder.

12.1.2	Governmental Approvals. No authorization, approval, consent, license or order of, or registration with, or the giving of notice to any Aviation Authority or any Government Entity is required for the valid authorization, execution, delivery and performance by SELLER of this Sale Agreement, except, in respect of an Aircraft, as are required to be duly effected as of the Sale Date of such Aircraft.

12.1.3	Binding. SELLER’s Board of Directors has authorized SELLER to enter into this Sale Agreement and the other Operative Documents to which it is or is to be a party and perform its obligations hereunder and thereunder. This Sale Agreement and the other Operative Documents have been or will be as of the date thereof duly authorized, executed and delivered by SELLER and represent or will represent as of the date thereof the valid, enforceable and binding obligations of SELLER except as enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application affecting the enforcement of creditors’ rights.

12.1.4	Licenses. SELLER holds all licenses, certificates and permits from all applicable Government Entities for the performance of its obligations under the Operative Documents (or any of them).

12.1.5	No Suits. There are no suits, arbitrations or other proceedings pending or threatened against SELLER before any court or administrative agency against or affecting SELLER which, if adversely determined, would have a material adverse effect on SELLER’s ability to perform under the Operative Documents (or any of them).

12.1.6	No Withholding. SELLER will not be required to deduct any withholding or other Tax from any payment it may make under this Sale Agreement.

12.1.7	No Restrictions on Payments. As of the date of this Sale Agreement, there are no restrictions on SELLER making the payments required by this Sale Agreement.

12.1.8	General Obligations. The obligations of SELLER under this Sale Agreement and the other Operative Documents are or will be (when executed) direct, general and unconditional obligations of SELLER and rank or will rank at least pari passu with all other present and future unsecured and unsubordinated obligations (including contingent obligations) of SELLER, with the exception of such obligations as are mandatorily preferred by law and not by reason of any encumbrance.

12.1.9	No Sovereign Immunity. SELLER is subject to private commercial law and suit. Neither SELLER nor its properties or assets is entitled to sovereign immunity under any such Laws. SELLER’s performance of its obligations hereunder constitute commercial acts done for commercial purposes.

12.1.10	No Default under this Sale Agreement. At the time of execution of this Sale Agreement, no material breach of a material obligation by SELLER under this Sale Agreement has occurred and is continuing.

12.1.11	No Breach. The execution and delivery of this Sale Agreement and the Operative Documents, the consummation by SELLER of the transactions contemplated herein and compliance by SELLER with the terms and provisions hereof do not and will not contravene any Law applicable to SELLER, or result in any breach of or constitute any default under or result in the creation of any Security Interest upon any property of SELLER, pursuant to any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, corporate charter, by-law or other agreement or instrument to which SELLER is a party or by which SELLER or its properties or assets may be bound or affected.

12.1.12	Title. SELLER will at the time of Sale of such Aircraft have sole legal and beneficial title in and to such Aircraft free and clear of any Security Interests other than Permitted Liens.
     12.2 Covenants. SELLER covenants as follows
12.2.1	It will notify BUYER promptly if it receives notice that an Aircraft suffers Material Damage or a Total Loss.

12.2.2	It will not, without the prior written consent of BUYER (such consent not to be unreasonably withheld, delayed or conditioned), (i) amend or agree to amend any material provision of any Transaction Document in any material respect, (ii) waive or agree to waive any material term or condition of any Transaction Document in any material respect or (iii) grant or agree to grant any consents under any Transaction Document which are or might be in any way material to the interests of BUYER.

12.2.3	Except as otherwise provided in this Sale Agreement or with the consent of BUYER (which consent shall not be unreasonably withheld or delayed), SELLER shall manage and shall cause all SELLER Entities to manage the Aircraft in the same manner as it manages other aircraft owned or managed by SELLER without in any way discriminating against the Aircraft by virtue of such Aircraft being designated for sale under this Sale Agreement. Without limiting the generality of the foregoing, from the date of this Sale Agreement until the applicable Sale Date, except as otherwise provided in this Sale Agreement or with the consent of BUYER (which consent shall not be unreasonably withheld or delayed), SELLER will and will procure that all SELLER Entities will:
(a) not agree to, or otherwise incur, any payment obligation not currently provided for under any Lease; provided that this restriction shall not apply to (i) any payments to any Lessee in respect of maintenance reserves in accordance with SELLER’s standard business practice and in accordance with the terms of the applicable Lease, nor relating to the finalization and delivery by the Lessee of the Lease Assignment and (ii) payments to any Lessee contemplated by this Sale Agreement or otherwise agreed to by BUYER;
(b) make available to BUYER copies of all written notices required to be provided by each Lessee pursuant to each Lease that are so provided to a SELLER Entity and written notices provided by a SELLER Entity of a default under a Lease; and
(c) with respect to any Lessor payment obligations under any Lease arising on or prior to the applicable Sale Date, promptly make, or cause the applicable SELLER Entity to make, such payment to the applicable Lessee in accordance with SELLER’s normal practice.
12.2.4	BUYER agrees that its sole remedy for any representation of SELLER in respect of the contents of Part 1 of Exhibit A regarding an Aircraft not being accurate when made (other than as disclosed in a Disclosure Letter or as a result of any action taken by a Lessee) is to require SELLER to take such action with respect to such Aircraft as is necessary for SELLER to make such representation accurate, within a reasonable time period considering what needs to be done (and in any event, if correcting such inaccuracy requires third party action, SELLER must initiate such third party action promptly after written notification by BUYER of such inaccuracy, subject to the second proviso of this Article 12.2.4), and, if SELLER fails to take such action within such time period, to proceed against SELLER for the cost of correcting such inaccuracy; provided that SELLER shall only be required to take such action if BUYER notifies SELLER in writing of such inaccuracy promptly after obtaining knowledge thereof and no later than the date such Aircraft is returned to a BUYER Entity under the Lease to which such Aircraft is subject on the applicable Sale Date; provided further that SELLER shall notify BUYER promptly after receipt of such written notification of such inaccuracy of the expected timing and cost to SELLER of correcting any such inaccuracy and BUYER may promptly request in writing that SELLER (and promptly after receiving such written request, SELLER shall), in lieu of correcting such inaccuracy, provide monetary compensation equal to such expected cost to SELLER of correcting such inaccuracy.

12.2.5	From the date of this Sale Agreement until the Sale Date of an Aircraft, and subject to SELLER procuring any needed consents or approvals for disclosure from any other Person (which SELLER undertakes to use commercially reasonable efforts to do),

SELLER will (a) give BUYER, its staff, counsel, manager, financial advisors, financiers, auditors and other authorized representatives (the “BUYER Representatives”) reasonable access to an electronic data room containing all Transaction Documents and notices received by a SELLER Entity and required to be provided to BUYER pursuant to Article 12.2.3, (b) during usual business hours make David Johnson, David Beker, Margaret Epstein, Marty Olson or Candy LaChance (or one or more other members of SELLER’s staff as identified by SELLER to BUYER from time to time) reasonably available to assist the BUYER Representatives with access to the electronic data room and to respond to BUYER’s reasonable requests for further information regarding the Aircraft, the Lessees, the Transaction Documents and/or the electronic data room and (c) after such Sale Date, use reasonable efforts (at BUYER’s cost) to coordinate with the BUYER Representatives and AMT Sybex to arrange a transfer of data relating to such Aircraft from SELLER’s AMT Sybex system to BUYER’s AMT Sybex system.

          ARTICLE 13 ASSIGNMENT
     13.1 Sale or Assignment by BUYER. Subject to the terms and conditions of this Sale Agreement and SELLER’s rights and benefits hereunder and thereunder, BUYER may at any time (a) with SELLER’s written consent, which may be withheld in SELLER’s sole discretion, assign its rights hereunder to any Person or (b) without SELLER’s consent, assign to any designee its rights to take title to any Aircraft, assignment of the applicable Lease and other applicable rights under this Sale Agreement, so long as (x) such assignment does not reduce BUYER’s obligations or increase SELLER’s obligations under this Sale Agreement or (y) BUYER provides a guarantee of such BUYER designee’s assumed obligations (in either case “BUYER’s Assignee”). BUYER agrees that any of BUYER or BUYER’s Assignees who will be assigned on or prior to the applicable Sale Date the rights and/or obligations of the lessor or Aircraft owner under a Lease pursuant to a Lease Assignment will satisfy, whether directly or through a guarantee, the requirements for an assignee set forth in such Lease.
     13.2 SELLER Cooperation. On request by BUYER or BUYER’s Assignee, SELLER will execute all such documents (such as an assignment agreement) as BUYER or BUYER’s Assignee may reasonably require to confirm SELLER’s obligations under this Sale Agreement and obtain SELLER’s acknowledgment that BUYER is not in breach of this Sale Agreement. SELLER will provide all other reasonable assistance and cooperation to BUYER or BUYER’s Assignee in connection with any such assignment or the perfection and maintenance of any such security interest, including, at BUYER’s cost, making all necessary filings and registrations in each State of Registration and providing all opinions of counsel with respect to matters reasonably requested by BUYER or BUYER’s Assignee. BUYER will reimburse SELLER for its reasonable out-of-pocket costs in providing such assistance required by BUYER or BUYER’s Assignee or any lender of BUYER.
     13.3 Protections. Wherever the term “BUYER” is used in this Sale Agreement in relation to any of the provisions relating to disclaimer, title and registration, indemnity and insurance contained in Articles 5.3, 5.4, 8, 9, and 10, respectively, the term “BUYER” will be deemed to include BUYER’s Assignee, if applicable.

          ARTICLE 14 NOTICES
     14.1 Manner of Sending Notices. Any notice, request or information required or permissible under this Sale Agreement will be in writing and in English. Notices will be delivered in person or sent by fax, email, letter (mailed airmail, certified and return receipt requested), or by expedited delivery addressed to the parties as set forth in Article 14.2. In the case of a fax, notice will be deemed received on the date set forth on the confirmation of receipt produced by the sender’s fax machine immediately after the fax is sent. In the case of an email or a mailed letter, notice will be deemed received upon actual receipt. In the case of a notice sent by expedited delivery, notice will be deemed received on the date of delivery set forth in the records of the Person which accomplished the delivery. If any notice is sent by more than one of the above listed methods, notice will be deemed received on the earliest possible date in accordance with the above provisions.
     14.2 Notice Information. Notices will be sent:

If to SELLER:	INTERNATIONAL LEASE FINANCE CORPORATION
10250 Constellation Boulevard, 34th Floor
Los Angeles, California 90067
United States of America
Attention: Legal Department
Fax: 310-788-1990
Email: legalnotices@ilfc.com
Telephone: 310-788-1999

If to BUYER:

Macquarie Aerospace Limited
Level 1
South Bank House
Barrow Street, Dublin 4
Ireland
Attention: The Directors
Fax: +353 1 238 3490
Email: scott.simpson@macquarie.com
Telephone: +353 1 238 3400

With a copy of all notices to BUYER to:

Macquarie Aircraft Leasing Services (US) Inc.
Suite 200 Two Embarcadero Center
San Francisco, California 94111
Attention: General Counsel
Fax: 415-829-6899
Email: notices@macquarie.aero
Telephone: 415-829-6600

Macquarie Bank Limited
1 Martin Place
Sydney NSW 2000
Australia
Attention: Mr. Peter Stokes
Fax: +612-8232-3590
Email: peter.stokes@macquarie.com
Telephone: +612-8232-0028
or to such other places and numbers as either party directs in writing to the other party.

          ARTICLE 15 GOVERNING LAW AND JURISDICTION
     15.1 Governing Law and Jurisdiction. This Sale Agreement and any dispute arising hereunder or in connection with the matters contemplated hereby, whether in contract, tort or otherwise, will be governed in all respects by the internal laws of the State of New York, without giving effect to New York principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction. Each party hereby irrevocably and unconditionally consents to submit to the non-exclusive jurisdiction of the courts of the State of New York and of the United States of America located in the City of New York for any actions, suits or proceedings arising out of or relating to this Sale Agreement and the transactions contemplated hereby, and each party agrees that service of any process, summons, notice or document by registered mail to its address set forth above will be effective service of process for any action, suit or proceeding brought against such party in any such court. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Sale Agreement or the transactions contemplated hereby in the courts of the State of New York and of the United States of America located in the City of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.
     15.2 Prevailing Party in Dispute. If any legal action or other proceeding is brought in connection with or arises out of any provisions in this Sale Agreement, the prevailing party will be entitled to recover reasonable attorneys’ fees and other costs incurred in such action or proceedings. The prevailing party will also, to the extent permissible by Law, be entitled to receive pre- and post-judgment default interest.
     15.3 Waiver. EACH PARTY HEREBY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS SALE AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENT OR ACTION RELATED HERETO. EACH OF BUYER AND SELLER CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH OF BUYER AND SELLER UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH OF BUYER AND SELLER MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OF BUYER AND SELLER HAS BEEN INDUCED TO ENTER INTO THIS SALE AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS ARTICLE 15.3. EITHER BUYER OR SELLER MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SALE AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

          ARTICLE 16 MISCELLANEOUS
     16.1 No Brokers. The Aircraft is being sold and purchased without a broker. If any person asserts any claim against SELLER or BUYER for fees or commissions by reason of any alleged agreement to act as a broker for either SELLER or BUYER in this transaction, the party for which said person claims to have acted will on demand defend, indemnify and hold harmless the other party from and against all claims, demands, liabilities, damages, losses, judgments and expenses of every kind (including legal fees, costs and related expenses) arising out of such claim.
     16.2 Non-Solicitation. For a period of two years from the date hereof:
16.2.1	neither BUYER nor, subject to the following paragraph BUYER’s affiliates will solicit for employment or cause to be solicited for employment (i) any person who is at any time between the date of this Sale Agreement and the second anniversary of the date of this Sale Agreement an officer or manager employed by SELLER or (ii) any other person who is at any time between the date of this Sale Agreement and the second anniversary of the date of this Sale Agreement employed by SELLER with whom BUYER has had contact or who (or whose performance) became known to BUYER or BUYER’s affiliates in connection with BUYER’s evaluation of the transactions contemplated by this Sale Agreement; provided further, that neither BUYER nor BUYER’s affiliates will hire, solicit (in any manner) for employment or otherwise engage as an independent contractor, any employee who is at any time between the date of this Sale Agreement and the second anniversary of the date of this Sale Agreement employed by SELLER as a Vice President or in a position that is more senior than that of Vice President with marketing responsibility; and

16.2.2	neither SELLER nor SELLER’s affiliates will solicit for employment or cause to be solicited for employment (i) any person who is at any time between the date of this Sale Agreement and the second anniversary of the date of this Sale Agreement an officer or manager employed by Macquarie Air Finance Limited or the Corporate Asset Finance division of Macquarie Bank Limited or (ii) any other person is was at any time between the date of this Sale Agreement and the second anniversary of the date of this Sale Agreement employed by Macquarie Air Finance Limited or the Corporate Asset Finance division of Macquarie Bank Limited with whom SELLER has had contact or who (or whose performance) became known to SELLER or SELLER’s affiliates in connection with SELLER’s evaluation of the transactions contemplated by this Sale Agreement; provided further, that neither SELLER nor SELLER’s affiliates will hire, solicit (in any manner) for employment or otherwise engage as an independent contractor, any employee who is at any time between the date of this Sale Agreement and the second anniversary of the date of this Sale Agreement employed by Macquarie Air Finance Limited or the Corporate Asset Finance division of Macquarie Bank Limited as a Vice President or in a position that is more senior than that of Vice President with marketing responsibility;
provided that the foregoing Articles 16.2.1 and 16.2.2 shall not prohibit general solicitations or advertisements of employment (or hiring as a result thereof) not specifically directed at any such persons.
          The parties agree that the previous paragraph will not in any way limit the activities of affiliates of BUYER, other than Macquarie Air Finance, which do not form part of the Corporate and Asset Finance division of Macquarie Bank Limited provided that: (i) the confidential information the subject of Article 16.3 of this Sale Agreement is not made available to such affiliates; and (ii) such affiliates are not acting on the basis of an instruction given by or on behalf of BUYER, a part of the Corporate and Asset Finance division of Macquarie Bank Limited or Macquarie Air Finance. In addition, the parties agree that Article 16.2 will not in any way limit the activities of affiliates of SELLER that do not conduct aircraft leasing operations, provided that: (i) the confidential information the subject of Article 16.3 of this Sale Agreement is not made available to such affiliates; and (ii) such affiliates are not acting on the basis of an instruction given by or on behalf of SELLER.
          The parties hereto acknowledge that the covenants set forth in this Article 16.2 are an essential element of this Sale Agreement and that, but for these covenants, the parties hereto would not have entered into this Sale Agreement. The parties hereto acknowledge that this Article 16.2 constitutes an independent covenant and shall not be affected by performance or nonperformance of any other provision of this Sale Agreement or any other document contemplated by this Sale Agreement.
          It is the intention of the parties hereto that if any of the restrictions or covenants contained in this Article 16.2 is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such restrictions or covenants shall not be construed to be null, void and of no effect, but to the extent such restrictions or covenants would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Article 16.2 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained in this Article 16.2) that would be valid and enforceable under such applicable Law.
     16.3 Confidentiality. For a period of three years from the date hereof, BUYER and its affiliates, on the one hand, and SELLER and its affiliates, on the other hand, shall, and shall cause their respective representatives to, maintain in confidence any written, oral or other information relating to or obtained from the other party or its affiliates in connection with the transactions contemplated by this Sale Agreement, except that the foregoing requirements of this Article 16.3 shall not apply to the extent that (i) any such information is or becomes generally available to the public other than (A) in the case of BUYER, as a result of disclosure by SELLER or any of its affiliates or any of their respective representatives and (B) in the case of SELLER, as a result of disclosure by BUYER or any of its affiliates or any of their respective representatives, (ii) any such information is required by applicable Law, governmental order or a Government Entity or a requirement of a securities exchange to be disclosed (including any report, statement, testimony or other submission to such Government Entity), (iii) any such information is reasonably necessary to be disclosed in connection with any claim, action, suit, arbitration or proceeding by or before any Government Entity or arbitral body or in any dispute with respect to the Operative Documents (including in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to the disclosing party in the course of any litigation, investigation or administrative proceeding) or (iv) any such information was or becomes available to such party on a non-confidential basis and from a source (other than BUYER or SELLER, or any affiliate or representative of such party) that is not bound by a confidentiality agreement with respect to such information. Each of the parties hereto shall instruct its affiliates and representatives having access to such information of such obligation of confidentiality; provided that the parties hereto may disclose information about the tax treatment and tax structure of the transactions contemplated by this Sale Agreement (including any facts or materials relating thereto or reasonably necessary to understand such treatment or structure).
          Notwithstanding anything to the contrary contained herein, the parties hereto acknowledge and agree that SELLER and its affiliates may, without notifying BUYER or any other person, share any information relating to or obtained from BUYER or its affiliates with (i) the Federal Reserve Bank of New York or the U.S. Department of the Treasury and their respective representatives, (ii) any insurance regulatory authority or (iii) the Internal Revenue Service or any other tax authority, in each case as SELLER or any such affiliate deems necessary or advisable in their good faith judgment.
          Notwithstanding anything to the contrary contained herein, the parties hereto acknowledge and agree that BUYER may, without notifying SELLER or any other person, share any information relating to or obtained from SELLER or its affiliates with (i) the current shareholders of Macquarie AirFinance Ltd. and other prospective investors in the Aircraft (or any of them) and (ii) any person from whom BUYER or any affiliate of BUYER obtains financing in connection with the transactions contemplated by this Sale Agreement (provided that each such Person agrees to keep such information confidential to the same extent BUYER is obligated to keep it confidential in accordance with the provisions of this Article).
     16.4 Public Announcements. Neither SELLER nor BUYER, nor any affiliate or representative of either, shall issue or cause the publication of any press release or public announcement or otherwise communicate with any news media in respect of this Sale Agreement or the transactions contemplated by this Sale Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or applicable securities exchange rules, in which case the party required to publish such press release or public announcement shall allow the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication.
     16.5 Rights of Parties. The rights of the parties hereunder are cumulative, not exclusive, may be exercised as often as each party considers appropriate and are in addition to its rights under general Law. The rights of one party against the other party are not capable of being waived or amended except by an express waiver or amendment in writing. Any failure to exercise or any delay in exercising any of such rights will not operate as a waiver or amendment of that or any other such right, any defective or partial exercise of any such rights will not preclude any other or further exercise of that or any other such right and no act or course of conduct or negotiation on a party’s part or on its behalf will in any way preclude such party from exercising any such right or constitute a suspension or any amendment of any such right.

     16.6 Further Assurances. Each party agrees from time to time to do and perform such other and further acts and execute and deliver any and all such other instruments as may be required by Law, reasonably requested by the auditors of the other party or requested by the other party to establish, maintain or protect the rights and remedies of the requesting party or to carry out and effect the intent and purpose of this Sale Agreement.
     16.7 Use of Word “including”. The term “including” is used herein without limitation and by way of example only.
     16.8 Headings. All article and paragraph headings and captions are purely for convenience and will not affect the interpretation of this Sale Agreement. Any reference to a specific article, paragraph or section will be interpreted as a reference to such article, paragraph or section of this Sale Agreement.
     16.9 Invalidity of any Provision. If any of the provisions of this Sale Agreement become invalid, illegal or unenforceable in any respect under any Law, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired.
     16.10 Negotiation. The terms of this Sale Agreement are agreed by SELLER from its principal place of business in Los Angeles, California.
     16.11 Time is of the Essence. Time is of the essence in the performance of all obligations of the parties under this Sale Agreement and, consequently, all time limitations set forth in the provisions of this Sale Agreement will be strictly observed.
     16.12 Amendments in Writing. The provisions of this Sale Agreement may only be amended or modified by a writing executed by SELLER and BUYER.
     16.13 Counterparts. This Sale Agreement may be executed in any number of identical counterparts, each of which will be deemed to be an original, and all of which together will be deemed to be one and the same instrument when each party has signed and delivered one such counterpart to the other party.
     16.14 Delivery of Documents by Fax or Email. Delivery of an executed counterpart of this Sale Agreement or of any other Operative Document in connection with this Sale Agreement by fax or email will be deemed as effective as delivery of an originally executed counterpart. Any party delivering an executed counterpart of this Sale Agreement or other Operative Document by fax or email will also deliver an originally executed counterpart, but the failure of any party to deliver an originally executed counterpart of this Sale Agreement or such other Operative Document will not affect the validity or effectiveness of this Sale Agreement or such other Operative Document.
     16.15 Entire Agreement. This Sale Agreement and each Operative Document constitutes the entire agreement between the parties in relation to the sale of the Aircraft by SELLER to BUYER and the purchase of the Aircraft by BUYER from SELLER and supersede all previous proposals, agreements and other written and oral communications in relation hereto. The parties acknowledge that there have been no representations, warranties, promises, guarantees or agreements, express or implied, except as set forth herein.

               IN WITNESS WHEREOF, SELLER and BUYER have caused this Sale Agreement to be executed by their respective officers as of the date first written above.

INTERNATIONAL LEASE FINANCE CORPORATION
By:	/s/ P. David Johnson
Name: P. David Johnson
Title: Vice President

EXECUTED for MACQUARIE AEROSPACE LIMITED by its attorneys in the presence of:

/s/ Feross Darwish Signature of witness	/s/ James S. Simpson
Signature of attorney
Feross Darwish Full name of witness	James S. Simpson
Full name of attorney

/s/ Christopher M. Sandefor Signature of attorney

Christopher M. Sandefor Full name of attorney

EXHIBITS
          The exhibits to the Aircraft Sale Agreement are not included in this exhibit pursuant to Item 601(b)(2) of Regulation S-K. The contents of the exhibits to the Aircraft Sale Agreement include descriptions of the aircraft which are the subject of the sale transaction, descriptions of the leases in respect of the aircraft, various form documents relating to the aircraft sales, such as forms of the bill of sale, warranty assignments from equipment manufacturers and the lease assignment and other similar information and documents. International Lease Finance Corporation agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.